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                       SECURlTIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                               (Amendment No.5)*

                              South Jersey Financial Corporation, Inc.
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                                  Common Stock
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                                   838493104

 -----------------------------------------------------------------------------
                                 (CUSIP Number)
Lawrence B. Seidman, 100 Misty Lane, Parsippany, NJ 07054,
                            (973) 560-1400, Ext.108

-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)
                                July 19, 1999
----------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box./ /

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (I) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item l; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP NO. 838493104
 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1 Seidman and Associates, L.L.C.    22-3343079
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /X/
                                                               (b) / /
--------------------------------------------------------------------------------
3 SEC USE ONLY
--------------------------------------------------------------------------------
4 SOURCE OF FUNDS
WC OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                                     / /
--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
    New Jersey
--------------------------------------------------------------------------------
                           7  SOLE VOTING POWER
                               49,000
NUMBER OF    -------------------------------------------------------------------
SHARES

BENEFICIALLY               8  SHARED VOTING POWER
                  --------------------------------------------------------------
OWNED BY
                           9 SOLE DISPOSITIVE POWER
                                    49,000
PERSON   -----------------------------------------------------------------------

WITH                       10 SHARED DISPOSITIVE POWER

                  --------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON                     49,000
--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                                      / /
--------------------------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  1.291
--------------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON* OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D
CUSIP NO. 838493104
 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1 Lawrence B. Seidman    SS#075 38 0679
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /X/
                                                               (b) / /
--------------------------------------------------------------------------------
3 SEC USE ONLY
--------------------------------------------------------------------------------
4 SOURCE OF FUNDS
PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                                     / /
--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
  U.S.A.
--------------------------------------------------------------------------------
                           7  SOLE VOTING POWER
                               328,100
NUMBER OF    -------------------------------------------------------------------
SHARES

BENEFICIALLY               8  SHARED VOTING POWER
                  --------------------------------------------------------------
OWNED BY
                           9 SOLE DISPOSITIVE POWER
                               328,100
PERSON   -----------------------------------------------------------------------

WITH                       10 SHARED DISPOSITIVE POWER

                  --------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON                     328,100
--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                                      / /
--------------------------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.649
--------------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON* IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D
CUSIP NO. 838493104
 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1 Seidman Investment Partnership, L.P.    22-3360395
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /X/
                                                               (b) / /
--------------------------------------------------------------------------------
3 SEC USE ONLY
--------------------------------------------------------------------------------
4 SOURCE OF FUNDS
WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                                     / /
--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
    New Jersey
--------------------------------------------------------------------------------
                           7  SOLE VOTING POWER
NUMBER OF                           51,300
                  --------------------------------------------------------------
SHARES

BENEFICIALLY               8  SHARED VOTING POWER
                  --------------------------------------------------------------
OWNED BY
                           9 SOLE DISPOSITIVE POWER
                                    51,300
PERSON   -----------------------------------------------------------------------

WITH                       10 SHARED DISPOSITIVE POWER
                  --------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON                     51,300
--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                                      / /
--------------------------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.352
--------------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON* PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION SCHEDULE 13D

                                  SCHEDULE 13D
CUSIP NO. 838493104
 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1 Kerrimatt, L.P.     22-3583179
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /X/
                                                               (b) / /
--------------------------------------------------------------------------------
3 SEC USE ONLY
--------------------------------------------------------------------------------
4 SOURCE OF FUNDS
WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                                     / /
--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
    New Jersey
--------------------------------------------------------------------------------
                           7  SOLE VOTING POWER
NUMBER OF                           45,000
                  --------------------------------------------------------------
SHARES

BENEFICIALLY               8  SHARED VOTING POWER
                  --------------------------------------------------------------
OWNED BY
                           9 SOLE DISPOSITIVE POWER
                                    45,000
PERSON   -----------------------------------------------------------------------

WITH                       10 SHARED DISPOSITIVE POWER
                  --------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON                     45,000
--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                                      / /
--------------------------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    1.186
--------------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON* PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATIONSCHEDULE 13D

The statement on Schedule 13D which was filed April 29, 1999 and Amendment #1, which was filed on May 18, 1999, Amendment #2 which was filed on May 19, 1999 Amendment #3 and Amendment which was filed on May 25, 1999 and Amendment #4 which was file on June 2, 1999, on behalf of Seidman and Associates, L.L.C. ("SAL"), Seidman and Associates II, L.L.C. ("SALII"), Seidman Investment Partnership, LP ("SIP"), Seidman Investment Partnership II, LP ("SIPII") Federal Holdings L.L.C. ("Federal"), Kerrimatt, LP ("Kerrimatt"), Benchmark Partners, LP ("Partners"), Richard Whitman ("Whitman"), Lorraine DiPaolo ("DiPaolo") and Lawrence B. Seidman ("Seidman") (collectively, the "Reporting Persons") with respect to the Reporting Persons' beneficial ownership of shares of Common Stock (the "Shares"), of South Jersey Financial Corp., a Delaware Corporation (the "Issuer"), is hereby amended as set forth below: Such Statement on Schedule 13D is hereinafter referred to as the "Schedule 13D". Terms used herein which are defined in the Schedule 13D shall have their respective meanings set forth in the Schedule 13D.


2.       Identity and Background

This Item is amended as follows:

(a)      David M. Mandelbaum
(b)      80 Main Street
         West Orange, NJ 07052
(c)      David Mandellbaum is the General Partner of Kerrimatt, LP
(d) During the last five years Mr. Baer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years Mr. Baer was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)      U.S.A.

         Melissa Baer
(b)      3 Webster Avenue
         Summit, NJ 07910
(c)      Melissa Baer is a psychotherapist for Concern Employee Assistance
         Program.
(d) During the last five years Mrs. Baer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years Mrs. Baer was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)      U.S.A.

         Sonia Seidman
(b)      19 Veteri Place, Wayne, NJ 07470
(c) Sonia Seidman is a travel agent at Jan's World of Travel, Preakness Shopping Center, Wayne, NJ 07470
(d) During the last five years Mrs. Seidman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years Mrs. Seidman was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)      U.S.A.

         Steven Greenberg
(b)      50 W. Ridgewood Avenue, Ridgewood, NJ 07451
(c)      Steven Greenberg is a Member of Heritage Management,LLC a Real
         Estate firm located at 50 W. Ridgewood Avenue, Ridgewood, NJ 07451.
(d) During the last five years Mr. Greenberg has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years Mr. Greenberg was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)      U.S.A.

         Jeffrey Greenberg
(b)      50 W. Ridgewood Avenue, Ridgewood, NJ 07451
(c) Jeffrey Greenberg is a Member of Heritage Management, LLC a Real Estate firm located at 50 W. Ridgewood Avenue, Ridgewood, NJ 07451.
(d) During the last five years Mr. Greenberg has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years Mr. Greenberg was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)      U.S.A.

This section is also amended to state that SAL, SALII, FEDERAL, SIP, SEIDMAN, PARTNERS, DIPAOLO, and WHITMAN, some of the Reporting Persons, were defendants in a litigation with respect to the proxy contest involving IBS Financial Corporation ("IBSF"). Specifically, a civil action was filed by IBSF, during a proxy contest with certain members of the Reporting Persons listed above, in the U.S. District Court. The claim was made that these members of the Reporting Persons did not make all of the disclosures required by the Securities Exchange Act of 1934. The District Court entered a Judgment dismissing the claims made by IBSF. The Third Circuit Court of Appeals reversed in part, and remanded the matter, determining that two (2) additional disclosures should have been made.
Pending the remand, an Amended Schedule 13D was filed making additional disclosures with regard to Seidcal Associates and Kevin Moore. Thereafter, the District Court entered a Judgment After Remand which directed the inclusion of these disclosures in the Schedule 13D.

The above disclosures are made, without prejudice, and without admitting that the disclosures are required by the respective rules and regulations.

5.  Interest in Securities of the Issuer

(a)(b)(c) As of the close of business on July 12, 1999, the Reporting Persons owned beneficially an aggregate of 350,600 shares of Common Stock, which constituted approximately 9.242% of the 3,793,430 shares of Common Stock outstanding based upon the company's Form 10-KSB for fiscal year end December 31, 1998.

The schedule below describes transactions in the Common Stock effected by the Reporting Persons from June 2, 1999 until July 12,1999. Except as set forth in this Item 5, none of the Reporting Persons owns beneficially or has a right to acquire beneficial ownership of any Common Stock, and except as set forth in this Item 5, none of the Reporting Persons has effected transactions that have not been previously reported in the Common Stock during the past sixty (60) days.




                No of                                   Total
Trade Date      Shares            Price             Cost/(Proceeds)   Entity
--------------- ----------------- ----------------- ----------------- ----------

6/3/99         5,000              12.625              63,125.00         SAL
6/3/99         5,000              12.625              63,125.00         SIP
6/3/99         5,000              12.625              63,125.00        KERRIMATT
6/9/99         5,000              12.562              63,812.50        SEIDMAN



-------------------------------------------------------------------------------

TOTAL         20,000                                 253,187.50

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  /s/Lawrence B. Seidman
                                                  ----------------------------
                   July 19, 1999                  Lawrence B. Seidman, Power of
                   Date                           Attorney Pursuant to Joint
                                                  Filing Statement Dated
                                                  April 28, 1999  & May 24, 1999